UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

COBRA ELECTRONICS CORPORATION

(Exact name of registrant as specified in charter)

Delaware	0-511	36-2479991
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6500 West Cortland Street, Chicago, Illinois		60707
(Address of principal executive offices)		(Zip Code)

Robert J. Ben, Senior Vice President,

Chief Financial Officer and Secretary,

(773) 889-8870

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Cobra Electronic Corporation has filed its Conflict Minerals Report for the year ended December 31, 2013 with the Securities and Exchange Commission. A copy of the Conflict Minerals Report is provided as Exhibit 1.02 hereto and such report is also publicly available at www.cobra.com. We do not intend our website or the information contained in or connected to it to be a part of this report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report for the year ended December 31, 2013, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COBRA ELECTRONICS CORPORATION

By:	/s/ Robert J. Ben		Date: May 30, 2014
	Name:	Robert J. Ben
	Title:	Senior Vice President, Chief Financial Officer and Secretary